                                                                  EXHIBIT 10.28


[GRACE LETTERHEAD]



                                                                   May 15, 1995

Mr. Larry Ellberger
91 N. Ashby Avenue
Livingston, NJ  07039

Dear Larry,

                 This letter confirms the terms of your employment with W. R. Grace & Co. (the "Company") as Senior Vice President, Strategic Planning and Development, which are subject to approval by the Company's Board of Directors (the "Board") and/or the Compensation, Employee Benefits and Stock Incentive Committee ("Compensation Committee") of the Board. As you know, I believe you will make a valuable contribution to the Company's strategic planning and corporate development efforts.

Responsibilities

Your employment with the Company will begin on May 15, 1995. Your title will be Senior Vice President, Strategic Planning and Development, and you will report to me. Your office will be located at the Company's Headquarters in Boca Raton, Florida. Your principal responsibilities will consist of coordinating the development of a corporate strategic plan, and leading the Company's efforts on major business development initiatives, including mergers, acquisitions, spinoffs and divestments of businesses, as well as focusing all related commercial development projects.

Term of Agreement

The term of this Agreement shall be for a period of three years, commencing on May 15, 1995, and ending on May 14, 1998 (your "Initial Employment Term"). After your Initial Employment Term expires, the severance pay provisions of this Agreement (described below under the heading "Severance Pay Commitments") will no longer be applicable to you and your continued employment with the Company shall be as an employee "at will." (Of course, the provisions regarding your special retirement arrangement, described below under the heading "Special Retirement Plan Arrangement," will continue to apply after your Initial Employment Term.)

Compensation

1. Your base salary will be at the monthly rate of $22,916.67, which is $275,000.04 per annum.

2. You will be eligible to participate in the Company's Annual Incentive Compensation Program. Cash awards under this program are contingent upon individual performance, and will be determined by the financial results of the Company as a whole. As a Senior Vice President of the Company, you will be eligible for a targeted award in the range of 45% of your base salary; provided, however, your award for 1995 will not be less than $125,000. All annual incentive compensation awards are subject to approval by the Compensation Committee and the Board, and will be contingent upon your remaining with the Company through the date of payment; provided, however, the payment for 1995 will be made in March 1996 (reduced, if applicable, on a prorata basis to exclude any duplicate payments that may be payable under your severance arrangement) in the event your employment is terminated by the Company without cause before the date of payment, including termination of employment without cause following a change in control of the Company.

3. Management will recommend that the Compensation Committee of the Board of Directors approve your participation in the Company's Long-Term Incentive Plan for its corporate executives covering 5,250 Performance Units for the 1995-1997 Performance Period, 3,250 performance units for the 1994-1996 Performance Period and 1,250 for the 1993-1995 Performance Period. Such recommended Units represent prorated Targeted Awards based on 6,000 Performance Units for each full three-year cycle. You will be eligible to be recommended for participation in future Performance Periods on a similar basis commensurate with the recommended Performance Unit awards for similarly situated executives.

4. Management will recommend you for a non-statutory stock option grant covering 24,000 shares of Grace Common Stock on May 16, 1995, all of which will be immediately exerciseable consistent with companion stock option shares granted at a 4:1 ratio with respect to your Long-Term Incentive Plan Performance Unit Awards at a rate of 6,000 Units for a full three-year cycle. In addition, management will recommend that you be granted an additional stock option on May 16, 1995, covering 48,000 shares of Grace Common Stock that will vest in three equal 16,000 share installments on May 17, 1996, 1997, and 1998, respectively; provided, however, all such installments would vest immediately upon a termination of employment by the Company without cause including termination of employment without cause following a change in control of the Company.

5. Management will recommend that you be granted a one-time restricted stock award covering 1,500 shares of Grace common stock on May 16, 1995, with the provision that you would vest in such shares and the restrictions would lapse at the expiration of your employment agreement on May 14, 1998, or upon the earlier termination of employment by the Company not for cause (including termination not for cause following a "change in control" of the Company), or upon your death or disability as defined under the Company Long-Term Disability Income Plan). You would be eligible to vote such shares during the period of restriction and receive applicable dividends on such shares.

6. Consistent with your election as an officer of the Company, the Board will be requested to authorize the Company to enter into an Executive Severance Agreement or a so-called "golden parachute" with you. The agreement would provide a severance arrangement in the event your employment terminates under certain conditions following a "change in control" of the Company. In general, this agreement would provide for a severance payment of 2.99 times average annual Form W-2 compensation from the Company for the five (5) calendar years preceding the change in control.

Severance Pay Commitments

If your employment is terminated by the Company, without cause, during your Initial Employment Term, you will be paid "Severance Payments" (as defined below) for a period of one year or for the remainder of your Initial Employment Term, if longer. For the purpose of this arrangement, Severance Payments means 145% of your base salary at the time your employment is terminated. Severance Payments will be made to you at the same times and in the same manner as salary continuation payments but would be payable, at your option, in a lump sum as soon as practical after your termination. Such payments would not be made, however, in the event severance payments otherwise become payable under your Executive Severance Agreement (i.e., "golden parachute" agreement).

Special Retirement Plan Arrangement

Management will recommend that the Board approve a special retirement arrangement to recognize your service with American Cyanamid in determining your total retirement benefit payable under the W. R. Grace & Co. Retirement Plan for Salaried Employees and the Supplemental Executive Retirement Plan formula (as described in items 2 and 3 below) as if such service had been continuous service with the Company (except that the first year of service with the Company would be excluded). The supplemental pension based on American Cyanamid service would be fully offset by any benefits payable to you from any American Cyanamid (or, as applicable, any American Home Products) pension plan and would be payable from the general assets of the Company -- it would not be pre-funded in any manner. This supplemental pension arrangement would apply only if your employment with the Company ceases after your Initial Employment Term, or if you are terminated during that Term without cause, including termination without cause following a "change in control" of the Company.
(This arrangement will not apply if you voluntarily terminate your employment before your Initial Employment Term expires, or if you are terminated for cause prior to the expiration of that Term.) For purposes of determining any supplemental pension that may be payable to you if you voluntarily leave the Company after the expiration of your Initial Employment Term but prior to receiving sixty consecutive months of compensation from the Company, your final average compensation would utilize compensation paid to you by American Cyanamid and/or American Home Products, as applicable, to the extent necessary to complete 60 months of compensation.


Relocation Assistance

The Company will provide relocation assistance to you under the Headquarters Office Relocation Policy for current employees (copy attached). In addition, the Company will provide you with a mortgage interest rate differential allowance to be calculated by applying the percent differential between your old and new mortgages to the lower of the old or new mortgage balances and multiplying the resulting differential by a term of four (4) years. The total four year differential allowance will then be paid to you in three annual installments, i.e., in 1995, 1996, and 1997, respectively. Since home mortgage interest is tax deductible, these differential installment payments would not be "grossed up."


Other Benefit Programs

As a key executive of the Company, you also will be eligible to participate in the following benefit plans (subject to their respective provisions and as they may be amended from time to time):

1. The Grace Deferred Compensation Program, which provides that you may elect to defer a portion of your base salary (from a minimum of $200 per month to a maximum of 25% of base salary) and all or a portion of your annual incentive compensation. Deferred amounts are credited with interest equal to the greater of (i) the prime rate plus two (2) percentage points, or (ii) 120% of the prime rate. The program also provides pre-retirement death (survivor) benefits in a multiple of the amount you elect to defer based on your age at the time the deferral commitment is made. Deferred commitments of base salary can be made annually or up to five (5) years in advance. The longer the commitment, the greater the death benefits coverage.

2. The W. R. Grace & Co. Retirement Plan for Salaried Employees ("Grace Salaried Retirement Plan"), which provides a pension at retirement equal to 1.50% of final average compensation (as defined by the Plan, but generally representing average compensation in the sixty (60) highest-pay months in your last 180 months of employment), less 1.25% of the primary Social Security benefit, multiplied by years of credited service. Your participation in this Plan is effective at the beginning of the month following one year of employment.

3. The Grace Supplemental Executive Retirement Plan ("SERP"), which pays retirement benefits that would otherwise be paid under the terms of the Grace Salaried Retirement Plan, but for certain exclusions imposed by tax law. For example, pension benefits related to base salary or incentive compensation awards that an executive elects to defer would be paid under the provisions of the SERP, since tax law does not allow payment from the Grace Salaried Retirement Plan. The SERP also pays any pension benefits that an executive accrues in excess of the Internal Revenue Code qualified plan payment limits. Participation and vesting in the SERP follow the same rules as the basic pension plan.

4. The W. R. Grace & Co. Salaried Employee Savings & Investment Plan, under which you (as of the beginning of the month following one (1) year of employment) may save a portion of your compensation up to a maximum permitted by law. With respect to the first 6% you contribute, the Company will match $1 for each $2 contributed by you. Your contributions are then invested in one or more of seven funds at your option. Grace's Savings and Investment Plan is a so-called 401(k) plan and, therefore, a portion of your contribution can, at your election, be treated as deferred income for tax purposes. Amounts of allowable savings are subject to certain Internal Revenue Code requirements, one of which presently limits annual before-tax savings amounts to $9,240 for 1995. The Plan currently permits a 7% maximum savings rate for before-tax amounts. More detailed information will be provided to you shortly before you become eligible to participate.

5. The W. R. Grace & Co. Long-Term Disability Income Plan, for which you will become eligible on a voluntary and contributory basis on the first of the month following six (6) months of employment. The Plan provides for a monthly income of 60% of base monthly earnings (not in excess of $7,000) after six (6) months of continuous total disability. The maximum monthly benefit (including primary social security and certain other benefit payment(s) is therefore $4,200.

6. Executive Salary Protection Plan, management will recommend to the Compensation Committee that, beginning with the first date of your employment with the Company, it approve your participation in the Plan, under which, in the event of your death while employed and prior to age 70, the Company will continue to pay a portion of your base salary to your beneficiary(ies) for a period of time depending upon your age at death. This Plan also provides certain disability benefits which are supplemental to the Company's Long-Term Disability Plan.

7. The W. R. Grace & Co. Voluntary Group Accident Insurance Plan, for which you will become eligible thirty (30) days after the first day of employment. Participation is voluntary. Under the terms of the Plan, you may elect coverage of $10,000 through $500,000. Coverage is available on an individual basis or under a family plan.

8. The W. R. Grace & Co. Business Travel Accident Insurance Plan, which is effective on the first date of your employment with the Company. The Plan provides protection against death, permanent total disability or dismemberment. The principal sum is five (5) times your base salary. In your case, as in the case of other executives, the usual requirement that you be away from home or normal place of work and that you be on Company business do not apply in order to be eligible for coverage.

9. The W. R. Grace & Co. Split-Dollar Life Insurance Program, under which you (on or after August 1, 1995) will be considered forlife insurance coverae equal to 3 1/2 times your annual base salary rate. This Plan provides for split premiums between you and the Company with life insurance coverae continuation into retirement and significant accumulation of cash value at age 65. Prior to the date you begin to participate in the Progam, you will participate in the Company's basic group term life insurance plan under which coverage is 2 times your annual base salary. Supplemental life insurance, which is voluntary, is available at moderate rates based on your age, up to additional 3 times your base salary. Dependent life insurance is also available toyour spouse and unmarried dependent children to age 19 (or to age 25 if the child regularly attends school full-time).


10. The W. R. Grace & Co. Group Medical Plan is effective on the first day of employment and offers protection to you, your spouse and unmarried children to age 19 (age 23 if the child regularly attends school full-time). The Headquarters network medical plan utilizes an established network of doctors and hospitals in the south Florida area. Employees in the network have a choice of two options: a Point-of-Service (POS) option allows them the choice of a network provider or the freedom to go outside the network for medical care; an HMO-like option locks them into using network providers. The network has been assembled by Metropolitan Life and includes Board Certified or Board Eligible physicians and quality area hospitals. Employees and their family get to choose a primary care physician who oversees all of their medical needs. The Plan includes flexible spending accounts up to $5,000 per year. Your cost for participation in 1995 and thereafter will be 40% of the monthly premium.

      An employee hired after January 1, 1993, qualifies for post-retirement medical coverage if he or she has at least 10 years of service at retirement (age 55 or later). Qualification for this coverage gives the retiree access to medical coverage in the Grace plan, but the retiree is expected to pay 100% of the premium cost of this coverage. Premium cost is determined annually based on experience. Actual claims dollars are paid by the Company.

11. The W. R. Grace & Co. Dental Assistance Plan, which is paid for by the Company and which pays certain benefits in full and other benefits according to a fixed schedule. Your participation will begin the first day of your employment.

12. Executive Registry Program, under which you would have access to a network of medical services offered by leading hospitals and medical centers in large cities throughout the U.S. and abroad. These hospitals and medical centers serve as sources where members can obtain high-quality emergency medical care while traveling or temporarily living away from home either in the U.S. or abroad.

Larry, this letter briefly outlines some of the provisions of the Company benefit plans and programs, as they apply to you. It does not provide a full description of those rules. Please refer to the Summary Plan Descriptions and other written documents that describe those benefit plans and programs for further details.

Financial Counseling

As an officer of the Company, you will be eligible to participate in the Company's Financial Counseling Program. This arrangement provides you with financial and estate planning assistance and income tax preparation services. The Company will pay up to $4,000 per year for reasonable supportable expenses, except that the maximum amount for the first year of your participation (1995) will be $9,000.

Company Car

The Company will arrange for you to lease at the Company's expense an automobile for use on Company business and for your personal use. The terms of the coverage shall be the same as those provided for other senior vice presidents of the Company including a purchase price cap of $30,000.

Vacation

As an officer of Grace, you will be entitled to four weeks paid vacation per calendar year.

Miscellaneous

                 This Agreement may be amended, superseded or canceled only by a written instrument specifically stating that it amends, supersedes or cancels this Agreement, executed by you and the Company.

                 Please acknowledge your acceptance of the terms of this letter by signing where indicated below, and returning one fully executed copy to me. An additional copy of this letter is also enclosed for your records.

                 If you have any questions regarding any expectations of your new position, please call me; or if you have any questions regarding the compensation and Company benefits plans, please feel free to call Bill Monroe, Vice President, Global Compensation, Benefits and Administration, at (407) 362-2221.

                 Larry, we are very excited about your joining the Grace organization in Boca Raton, and I look forward to continuing our productive and mutually rewarding relationship.

                                       Sincerely,

                                       /s/ Albert J. Costello

                                       Albert J. Costello
                                       President and Chief Executive Officer
Attachment

cc:  W. L. Monroe


AGREED AND ACCEPTED:

/s/ Larry Ellberger
------------------------
   Larry Ellberger